SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and Natural Gas Production in September

Rio de Janeiro, October 16, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that its average production of oil and natural gas, in Brazil and abroad, was 2.72 million barrels of oil equivalent per day (boed) in September 2015, compared to 2.88 million boed produced in August.

Oil production in Brazil reaches an average of 2.132 million barrels of oil per day until September

Petrobras’ total production of oil and natural gas in Brazil was an average of 2.13 million boed up to September. In this month, the oil production was 2.06 million of bpd. The reduction of 6.7% from August (2.21 million of bpd) was mainly due to shutdowns of large platforms, especially to P-52 stop scheduled maintenance.

Natural gas production, excluding the liquefied volume, was 75.0 million m³/day in September, 2.8% lower than the previous month (77.2 million m³/day).

Thus, oil and gas production from Petrobras in Brazil in September was 2.53 million boed, 6% below the volume produced in August (2.69 million boed).

Oil and natural gas production in the pre-salt area is over 1 million barrels of oil equivalent a day

Oil and natural gas production operated by Petrobras in the pre-salt area remained above 1 million barrels of oil equivalent per day (boed) in September, with average production of 1.028 million boed, reaching a record of 1.12 million boed on September, 15th.

Also on September 15th, a new record was achieved in the oil daily production operated in pre-salt area, with 901,000 bopd. Throughout September, the average production of oil operated in the pre-salt area was 828,000 bopd.

Oil and gas production abroad

188 thousand boed were produced abroad in September, 1.5% lower than the 192 thousand boed produced the previous month. This reduction was mainly in the Akpo field, located in Nigeria, due to cleaning operations in the export pipeline, and the expiration of the concession contract of part of Jaguel de los Machos Block in the province of La Pampa, Argentina.

Oil production in September was an average of 97 thousand bpd, 4.4% lower than the 101 thousand bpd produced the previous month, also because of the reasons mentioned above.

The average natural gas production abroad was 15.5 million m³/day, 0.3% higher than August’s production, which was 15.4 million m³/day.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.